Microsoft Word 11.0.6359;






                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


                                   Valhi, Inc

                             SEC FILE NUMBER: 1-5467
                             CUSIP NUMBER: 918905100



     [ X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D
                          [ ] Form N-SAR [ ] Form N-CSR


                       For Period Ended: December 31, 2005


      [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended:


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

                         PART I - REGISTRANT INFORMATION


Full Name of Registrant: Valhi, Inc

Former Name if Applicable:  Not Applicable

Address of Principal Executive Office:
        5430 LBJ Freeway, Suite 1700
        Three Lincoln Centre, Dallas, Texas  75240-2697



                        PART II - RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]      (a)   The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)   The subject annual report,  semi-annual report, transition report on Form 10-K,  Form 20-F,  11-K,  Form  N-SAR or Form  N-CSR,  or
               portion  thereof,  will  be  filed  on or  before  the  fifteenth calendar day  following the  prescribed  due date; or the subject quarterly  report or  transition  report on Form 10-Q or  subject distribution  report on Form 10-D,  or portion  thereof,  will be
               filed  on  or  before  the  fifth   calendar  day  following  the
               prescribed due date; and

 [  ]    (c)   The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached, if applicable.

                              PART III - NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period:


Titanium Metals Corporation ("TIMET"), an affiliate of the Company accounted for under accounting principles generally accepted in the United States of America by the equity method (Commission File No. 0-28538), has today filed a Form 12b-25 to extend the filing deadline for its Annual Report on Form 10-K for the year ended December 31, 2005 ("TIMET Annual Report"). The Registrant will incorporate by reference the consolidated financial statements of TIMET, included in the TIMET Annual Report, in the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 ("Registrant Annual Report") pursuant to Rule 3-09 of Regulation S-X. Because such financial statements of TIMET are not currently available to the Registrant, the Registrant filed this Form 12b-25 to extend the filing deadline of the Registrant Annual Report.

TIMET has indicated that it currently expects to be able file the TIMET Annual Report within the time provided by this Form 12b-25, at which time the Registrant would be able to file the Registrant Annual Report.

In such Registrant Annual Report, the Registrant currently expects to conclude that its internal control over financial reporting was effective as of December 31, 2005.

                           PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

Greg Swalwell, Vice President and Controller.  972-233-1700.


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                    [X] Yes                             [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [X] Yes                             [ ] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     See the press release issued by the  Registrant  today and filed as Exhibit
99.1 to the Registrant's Current Report on Form 8-K dated March 16, 2006.

Valhi, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: March 16, 2006                       VALHI, INC.


                                           By: /s/ Greg Swalwell.
                                               Greg Swalwell
                                               Vice President and Controller